UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A.	Full title of Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
1120 South Capital of Texas Highway, Bldg 3, Suite 220
Austin, Texas 78746

The Perficient, Inc. 401(k) Employee Savings Plan

Table of Contents

Years ended December 31, 2006 and 2005

Page(s)

Reports of Independent Registered Public Accounting Firms	3-5

Financial Statements

Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8-13

Supplemental Information*

Delinquent Participant Contributions	14
Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit Index	17

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they aren’t applicable.

Report of Independent Registered Public Accounting Firm

Board of Trustees
The Perficient, Inc. 401(k) Employee Savings Plan
Austin, Texas

We have audited the accompanying statement of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of The Perficient, Inc. 401(k) Employee Savings Plan as of and for the year ended December 31, 2005, before they were retroactively restated for the matter discussed in Note 1, were audited by other accountants whose report dated June 14, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2005 financial statements to retrospectively apply the change in accounting for fully benefit responsive investment contracts, as described in Note 1.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review or apply any procedures to the 2005 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

Board of Trustees
The Perficient, Inc. 401(k) Employee Savings Plan
Page 2.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 2006 basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 28, 2007

Federal Employer Identification Number:  44-0160260

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees
The Perficient, Inc. 401(k) Employee Savings Plan
Austin, Texas

We have audited the accompanying statement of net assets available for benefits before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1 of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1 of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

We were not engaged to audit, review, or apply any procedures to the adjustments to retroactively apply the change in accounting described in Note 1, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Wipfli LLP

Wipfli LLP

June 14, 2006
Eau Claire, Wisconsin

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

		(Restated)
	2006	2005

Investments, at fair value	$23,035,181	$16,119,825

Receivables
Employer contributions	21,179	13,615
Participant contributions	134,913	92,632
Loan payments	2,157	1,740
Total receivables	158,249	107,987

Net assets available for benefits at fair value	23,193,430	16,227,812
Adjustments from fair value to contract value for fully
benefit-responsive investment contract (Note 1 and 4)	19,612	24,508
Net assets available for benefits	$23,213,042	$16,252,320

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,545,040	$993,255
Interest and dividends	318,645	201,519
Participant loan interest	7,106	4,591
Total investment income	2,870,791	1,199,365

Contributions:
Participant	3,777,106	2,727,348
Employer	462,225	390,191
Rollover	905,327	864,297
Total contributions	5,144,658	3,981,836

Transfers from merged plans	1,012,455	5,732,037

Total additions	9,027,904	10,913,238

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,057,277	1,864,240
Administrative expenses	9,905	12,179
Total deductions	2,067,182	1,876,419

Net increase	6,960,722	9,036,819

Net assets available for benefits:
Beginning of year	16,252,320	7,215,501

End of year	$23,213,042	$16,252,320

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. (the “Company”) who are age 21 or older, except contracted and leased employees, or any employee that is a nonresident alien.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation to any of the investment funds up to a maximum of $15,000 for 2006, subject to IRS Rules and Regulations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company may make matching contributions up to specified amounts at its discretion.  The matching contribution for 2006 and 2005 was 25% of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of (a) other Company discretionary contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options.  The investment options include various fixed and equity mutual funds, a guaranteed interest contract, and Perficient, Inc. common stock.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Nonforfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Forfeitures

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $33,272 and $82,838, respectively. In accordance with the Plan provisions, these accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $100,861 of forfeitures.

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant.  Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance, or $50,000.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions.  The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. Accordingly, the Statement of Net Assets Available for Benefits as of December 31, 2005 has been restated.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefits, which are recorded as paid.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value as determined by the Principal Life Insurance Company (“Principal”) investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year end, except for its fully benefit-responsive investment contract, which is valued at contract value (see Note 4).  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Principal Life Insurance Company:
S&P 500 Index, 159,839 and 119,823 shares, respectively	$1,603,180	$1,060,431
Lifetime Strategic Income, 304,337 and 351,444 shares, respectively	3,755,520	4,140,003
Lifetime 2030 Fund, 98,505 and 58,839 shares, respectively	1,338,683	*
American Funds:
Europacific Growth, 41,536 and 28,654 shares, respectively	1,933,930	1,177,680
Growth Fund of America, 95,906 and 84,803 shares, respectively	3,152,423	2,617,022
Alliance Bernstein Large Cap Value, 123,454 and 90,007 shares, respectively	1,935,755	1,229,495
Perficient, Inc. Common Stock, 93,668 and 72,580 shares, respectively	1,537,094	*

* Not a 5% investment in respective year.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments purchased, sold, or held during the year) appreciated in fair value as follows:

	2006	2005

Mutual funds	$1,928,446	$824,454
Employer securities	616,594	168,801

Net appreciation	$2,545,040	$993,255

4.	Investment Contract with Principal

In 2005, the Plan entered into a fully-benefit responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract for the years ended December 31, 2006 and 2005, was 3.3% and 3.4%, respectively.  The rate was reset to 3.25% on January 1, 2007.

5.	Income Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Principal.  This prototype plan document has been filed with the appropriate agency.  The Plan has not obtained or requested a determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Party-In-Interest Transactions

As of December 31, 2006 and 2005, the Plan held 93,668 and 72,580 shares, respectively, of Perficient, Inc. common stock.  Total outstanding Perficient, Inc. common stock as of December 31, 2006, was approximately 27 million shares.

During the years ended December 31, 2006 and 2005, the Plan had the following transactions involving the Perficient, Inc. common stock investment:

	2006	2005

Shares purchased	57,807	126,763
Shares sold	36,719	233,140
Cost of shares purchased	$781,936	$903,535
Gain (loss) realized on shares sold	$146,804	$463,370

Certain Plan investments are managed by Principal.  Principal is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

The Plan is administered by trustees consisting of officers and employees of the Company.  The Company pays certain administrative expenses of the Plan.

8.	Plan Mergers

During 2006, two 401(k) plans were merged into the Plan for companies acquired by the Company in 2006. On September 27, 2006, $919,772 was transferred into the Plan from the Bay Street Solutions 401(k) Plan. On October 13, 2006, $92,683 was transferred into the Plan from the Insolexen Corp. 401(k) Plan.

During 2005, two 401(k) plans were merged into the Plan for companies acquired by the Company in 2004.  On January 24, 2005, $2,848,850 was transferred into the Plan from the Genisys, Inc. 401(k) Plan.  On February 4, 2005, $2,883,187 was transferred into the Plan from the Meritage Technologies, Inc. Salary Savings & Profit Sharing Plan.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$23,213,042
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,612)
Less: Loan payments receivable	(2,157)
Net assets available for benefits per the Form 5500	$23,191,273

The following is a reconciliation of total additions to net assets per the financial statements at December 31, 2006 to the Form 5500:

December 31, 2006

Total additions to net assets per the financial statements	$9,027,904
Less: Transfers from merged plans	(1,012,455)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,612)
Less: Change in loan payments receivable	(417)
Total additions to net assets per the Form 5500	$7,995,420

11.	Subsequent Event

On February 20, 2007, Perficient, Inc. acquired e tech solutions, Inc. (“E Tech”). As a result of the acquisition, the E Tech 401(k) Plan will be merged into the Plan effective July 1, 2007.  The approximate value of the plan to be transferred in 2007 is $1,420,000.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Delinquent Participant Contributions
For the Year Ended December 31, 2006

Form 5500, Schedule H, Part IV, Line 4(a)

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$1,966	$1,966

Note: The Plan sponsor corrected these contributions in 2006 outside of the Voluntary Fiduciary Correction Program.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2006

Form 5500, Schedule H, Part IV, Line 4(i)

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

*	Principal Life Insurance Company:
	Bond and Mortgage Securities	Mutual fund	**	$488,755
	S&P 500 Index	Mutual fund	**	1,603,180
	Lifetime Strategic Income	Mutual fund	**	3,755,520
	Lifetime 2010	Mutual fund	**	246,232
	Lifetime 2020	Mutual fund	**	629,494
	Lifetime 2030	Mutual fund	**	1,338,683
	Lifetime 2040	Mutual fund	**	541,846
	Lifetime 2050	Mutual fund	**	307,803
	S&P 400 Index	Mutual fund	**	803,737
	Real Estate Securities	Mutual fund	**	633,081
	S&P 600 Index	Mutual fund	**	1,080,987
	Small Cap Value	Mutual fund	**	789,716
	T. Rowe Price Large Cap Blend	Mutual fund	**	345,930
	American Funds:
	Europacific Growth	Mutual fund	**	1,933,930
	Growth Fund of America	Mutual fund	**	3,152,423
	Alliance Bernstein Large Cap Value	Mutual fund	**	1,935,755
	Neuberger Berman Mid Cap Value	Mutual fund	**	893,684
	American Century Vista	Mutual fund	**	279,284
	Fidelity Advisor Small Cap	Mutual fund	**	247,216

	Total mutual funds		**	21,007,256

*	Perficient, Inc.	Employer securities	**	1,537,094
*	Principal Life Insurance Company:
	Fixed Income	Guaranteed interest contract	**	372,642
	Participant Loans	Interest rate of 4.00% - 10.25%	**	118,189

	Total investments			$23,035,181

* Party-in-interest transaction considered exempt by the DOL.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

Exhibits

Exhibit
Number                      Description
23.1                                                                  Consent of BKD, LLP
23.2                                                                  Consent of Wipfli LLP